

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

June 20, 2011

<u>Via Facsimile</u>
Mr. Rafael Pinedo
Chairman
Arcland Energy Corporation
17101 Preston Road, Suite 210
Dallas, Texas 75248

> **Re: Arcland Energy Corporation**
> **Form 8-K for Item 4.01**
> **Filed April 12, 2011**
> **File No. 000-10315**

Dear Mr. Pinedo:

As per our conversation on May 6, 2011 we have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief